MODIFIED

                                  FORM U-13-60


                                 ANNUAL REPORT

                                 FOR THE PERIOD

             BEGINNING JANUARY 1, 1997 AND ENDING DECEMBER 31, 1997


                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                                    HEC INC.

                          A SUBSIDIARY SERVICE COMPANY

                     DATE OF INCORPORATION:  JUNE 19, 1990

                        STATE UNDER WHICH INCORPORATED:

                       THE COMMONWEALTH OF MASSACHUSETTS

          LOCATION OF PRINCIPAL EXECUTIVE OFFICES OF REPORTING COMPANY

                                24 PRIME PARKWAY
                               NATICK, MA  01760

               REPORT FILED PURSUANT TO ORDER DATED JULY 27, 1990
                             IN FILE NUMBER 70-7698

   NAME, TITLE, AND ADDRESS OF OFFICER TO WHOM CORRESPONDENCE CONCERNING THIS
                          REPORT SHOULD BE ADDRESSED:

                           LINDA A. JENSEN, TREASURER
                                    HEC INC.
                                24 PRIME PARKWAY
                               NATICK, MA  01760

            NAME OF PRINCIPAL HOLDING COMPANY UNDER WHICH REPORTING
                             COMPANY IS ORGANIZED:

                              NORTHEAST UTILITIES








               INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60



     1.   NUMBER OF COPIES - EACH ANNUAL REPORT SHALL BE FILED IN DUPLICATE.
THE COMPANY SHOULD PREPARE AND RETAIN AT LEAST ONE EXTRA COPY FOR ITSELF IN CASE CORRESPONDENCE WITH REFERENCE TO THE REPORT BECOMES NECESSARY.

     2. DEFINITIONS - DEFINITIONS CONTAINED IN INSTRUCTION 01-8 TO THE UNIFORM SYSTEM OF ACCOUNTS FOR MUTUAL SERVICE COMPANIES AND SUBSIDIARY SERVICE COMPANIES, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED FEBRUARY 2, 1979 SHALL BE APPLICABLE TO WORDS OR TERMS USED SPECIFICALLY WITHIN THIS FORM U-13-60.

     3. ORGANIZATION CHART - THE COMPANY SHALL SUBMIT WITH EACH ANNUAL REPORT A COPY OF ITS CURRENT ORGANIZATION CHART.







                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                    SCHEDULE OR          PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS               ACCT. NO.            NO.


    DESCRIPTION OF SYSTEM OF ACCOUNTING                                  3

COMPARATIVE BALANCE SHEET                           SCHEDULE I           4-5


    COMPANY PROPERTY                                SCHEDULE II          6
    ACCUMULATED PROVISION FOR DEPRECIATION AND
       AMORTIZATION OF COMPANY PROPERTY             SCHEDULE III         7
    ACCOUNTS RECEIVABLE AND ACCOUNTS
       RECEIVABLE FROM ASSOCIATE COMPANIES          SCHEDULE V           8
    MISCELLANEOUS DEFERRED DEBITS                   SCHEDULE IX          9
    PROPRIETARY CAPITAL                             SCHEDULE XI          10
    LONG-TERM DEBT                                  SCHEDULE XII         11
    CURRENT AND ACCRUED LIABILITIES                 SCHEDULE XIII        12
    NOTES TO FINANCIAL STATEMENTS                   SCHEDULE XIV         13-14

COMPARATIVE INCOME STATEMENT                        SCHEDULE XV          15


    ANALYSIS OF BILLING - NON-ASSOCIATE COMPANIES   ACCOUNT 458          16
    DEPARTMENTAL ANALYSIS OF SALARIES               ACCOUNT 920          17
    OUTSIDE SERVICES EMPLOYED                       ACCOUNT 923          18-19
    MISCELLANEOUS GENERAL EXPENSES                  ACCOUNT 930.2        20
    RENTS                                           ACCOUNT 931          21
    TAXES OTHER THAN INCOME TAXES                   ACCOUNT 408          22
    NOTES TO STATEMENT OF INCOME                    SCHEDULE XVIII       23
      (INCLUDED ABOVE)

ORGANIZATION CHART                                                       24








ANNUAL REPORT OF:  HEC INC.
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997


DESCRIPTION OF THE SYSTEM OF ACCOUNTING EMPLOYED BY HEC INC.:

HEC INC. MAINTAINS ITS ACCOUNTING BOOKS AND RECORDS ON A COMPUTER NETWORK USING A GENERAL LEDGER SOFTWARE PACKAGE DEVELOPED BY BST CONSULTANTS. THE CHART OF ACCOUNTS IS A STANDARD SET DEVELOPED FOR ARCHITECTURAL AND ENGINEERING FIRMS. REVENUES AND EXPENSES ARE RECORDED ON AN ACCRUAL BASIS. A MORE DETAILED DESCRIPTION OF HEC'S ACCOUNTING POLICIES CAN BE FOUND IN THE NOTES TO THE FINANCIAL STATEMENTS.





ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1997 and 1996
------------------------------------------------------------- ------------ ------------
ACCOUNT      ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31
------------------------------------------------------------- ------------ ------------
                                                                  1997         1996
       COMPANY PROPERTY
101    Company property (Schedule II)                         $ 4,148,484  $ 3,947,718
107    Construction work in progress (Schedule II)                      0            0
                                                              ------------ ------------
       Total Property                                           4,148,484    3,947,718
                                                              ------------ ------------
108    Less accumulated provision for depreciation and
       amortization of company property (Schedule III)          2,569,422    2,129,027
                                                              ------------ ------------
       Net Company Property                                     1,579,062    1,818,691
                                                              ------------ ------------
       INVESTMENTS
123    Investments in associate companies (Schedule IV)                 0            0
124    Other Investments (Schedule IV)                                  0            0
                                                              ------------ ------------
       Total Investments                                                0            0
                                                              ------------ ------------
       CURRENT AND ACCRUED ASSETS
131    Cash                                                       509,552    1,057,329
134    Special deposits
135    Working funds                                                1,800        1,800
136    Temporary cash investments (Schedule IV)
141    Notes receivable
143    Accounts receivable (Schedule V)                         3,189,831    4,936,550
144    Accumulated provision of uncollectible accounts
145    Notes receivable from associate companies
146    Accounts receivable for associate companies (Schedule V)   617,924      388,930
152    Fuel stock expenses undistributed
154    Materials and supplies                                      25,888       62,734
163    Stores expense undistributed
165    Prepayments                                                124,486      101,368
174    Miscellaneous current and accrued assets
                                                              ------------ ------------
       Total Current and Accrued Assets                         4,469,481    6,548,711
                                                              ------------ ------------
       DEFERRED DEBITS
181    Unamortized debt expense
184    Clearing Accounts
186    Miscellaneous deferred debits (Schedule IX)              2,174,417    2,808,452
188    Research, development, or demonstration expenditures             0            0
190    Accumulated deferred income taxes                           79,703            0
                                                              ------------ ------------
       Total Deferred Debits                                    2,254,120    2,808,452
                                                              ------------ ------------
       TOTAL ASSETS AND OTHER DEBITS                          $ 8,302,663  $11,175,854
                                                              ============ ============







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1997 and 1996

------------------------------------------------------------- ------------ ------------
ACCOUNT      LIABILITIES AND PROPRIETARY CAPITAL              AS OF DECEMBER 31
------------------------------------------------------------- ------------ ------------
                                                                  1997         1996
       PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                      $       100  $       100
211    Miscellaneous paid-in capital (Schedule XI)              3,999,180    3,999,915
215    Appropriated Retained Earnings (Schedule XI)                     0            0
216    Unappropriated Retained Earnings (Schedule XI)             112,557     (195,727)
                                                              ------------ ------------
       Total Proprietary Capital                                4,111,837    3,804,288
                                                              ------------ ------------
       LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)                 0            0
224    Other long-term debt (Schedule XII)                        250,000      250,000
225    Unamortized premium on long-term debt                            0            0
226    Unamortized discount on long-term debt                           0            0
                                                              ------------ ------------
       Total Long Term Debt                                       250,000      250,000
                                                              ------------ ------------
       CURRENT AND ACCRUED LIABILITIES
231    Notes Payable
232    Accounts Payable                                         1,996,286    4,785,171
233    Notes payable to associate co's (Schedule XIII)            600,000      475,000
234    Accounts payable to associate co's (Schedule XIII)          27,188       35,699
236    Taxes accrued                                              381,522       73,263
237    Interest Accrued
238    Dividends declared
241    Tax collections payable (Schedule XIII)                      9,227       34,860
242    Misc. current and accrued liabilities (Schedule XIII)      538,669    1,302,112
                                                              ------------ ------------
       Total Current and Accrued Liabilities                    3,552,892    6,706,105
                                                              ------------ ------------
       DEFERRED CREDITS
253    Other deferred credits
255    Accumulated deferred investment tax credits
                                                              ------------ ------------
       Total Deferred Credits                                           0            0
                                                              ------------ ------------
283    Accumulated Deferred Income Taxes                          387,934      415,461
                                                              ------------ ------------
       TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $ 8,302,663  $11,175,854
                                                              ============ ============






ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Year Ended December 31, 1997

SCHEDULE II - COMPANY PROPERTY


                                       BALANCE AT                                  BALANCE AT
                                        BEGINNING                       OTHER 1/      CLOSE
      DESCRIPTION                        OF YEAR    ADDITIONS   SALES   CHANGES     OF YEAR
----------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION                         15,654          0             (491)       15,163

303   MISCELLANEOUS INTANGIBLE PLANT            0                                         0

304   LAND AND LAND RIGHTS                      0                                         0

305   STRUCTURES AND IMPROVEMENTS               0                                         0

306   LEASEHOLD IMPROVEMENTS               11,366      3,032                          14,398

307   EQUIPMENT 2/                              0                                          0

308   OFFICE FURNITURE & EQUIPMENT      1,068,080    179,862      0                 1,247,942

309   AUTOMOBILES, OTHER VEHICLES          18,250     18,363      0                    36,613
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT            0                                           0

311   OTHER COMPANY PROPERTY 3/         2,834,368                                   2,834,368
                                       -------------------------------------------------------
                              SUBTOTAL  3,947,718    201,257      0      (491)      4,148,484
                                       -------------------------------------------------------
107   CONSTRUCTION WORK IN                                                                  0
      PROGRESS 4/
                                       -------------------------------------------------------
                              TOTAL     3,947,718    201,257      0      (491)      4,148,484
                                       =======================================================






1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
      Not applicable

2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY
   SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE
   YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

      Not applicable

3/ DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New
      England utility company.  HEC Inc. is paid based on the savings generated by the fixtures over a specified period of time.  The equipment remains the  property of
      HEC Inc. until the end of the contract and is amortized over the life of the contract.

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS

      None







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY


                                        BALANCE AT   ADDITIONS            OTHER 1/     BALANCE
                                        BEGINNING    CHARGED TO           CHANGES      AT CLOSE
      DESCRIPTION                       OF YEAR     ACCT 403/404  SALES  ADD/(DEDUCT)   OF YEAR
------------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION                          6,731       3,110               (291)          9,550

303   MISCELLANEOUS INTANGIBLE PLANT            0                                              0

304   LAND AND LAND RIGHTS                      0                                              0

305   STRUCTURES AND IMPROVEMENTS               0                                              0

306   LEASEHOLD IMPROVEMENTS                5,566       1,803                              7,369

307   EQUIPMENT                                 0                                              0

308   OFFICE FURNITURE & EQUIPMENT        693,414     148,365       0                    841,779

309   AUTOMOBILES, OTHER VEHICLES          14,050       4,736       0                     18,786
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT            0                                              0

311   OTHER COMPANY PROPERTY 2/         1,409,266     282,672                          1,691,938
                                    -------------------------------------------------------------
      TOTAL                             2,129,027     440,686       0       (291)      2,569,422
                                    =============================================================

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
               Not applicable


2/ AMORTIZATION OF ENCORE PROPERTY










ANNUAL REPORT OF HEC INC.
AND SUBSIDIAIRES

For the Twelve Months Ended December 31, 1997

SCHEDULE V - ACCOUNTS RECEIVABLE AND
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable and accounts receivable from each associate company. Where the service company has provided accomodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub-account should be provided.

                                                     BALANCE AT        BALANCE AT
                                                     BEGINNING           CLOSE
DESCRIPTION                                           OF YEAR           OF YEAR
--------------------------------------------------   -----------       ----------
Account

143   Accounts Receivable from clients               $4,936,550        $3,189,831
                                                     -----------       -----------
TOTAL                                                $4,936,550        $3,189,831
                                                     ===========       ===========

146   Accounts Receivable from Associate Companies
        Northeast Utilities Service Company          $        0        $   14,046
        The Connecticut Light & Power Company           246,141           113,412
        Western Massachusetts Electric Company          121,550           490,466
         Public Service Company of New Hampshire         21,239                 0
                                                     -----------       -----------
TOTAL                                                $  388,930        $  617,924
                                                     ===========       ===========








ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


                                                       BALANCE AT      BALANCE AT
                                                       BEGINNING         CLOSE
DESCRIPTION                                             OF YEAR         OF YEAR
----------------------------------------------------   --------------------------
Account
-------
186    Miscellaneous Deferred Debits
         Receivables from energy systems & design
         contracts, net                               $2,793,452      $2,161,917
         West Virginia Legal Receivable                   15,000          12,500
                                                      -----------     -----------
TOTAL                                                 $2,808,452      $2,174,417
                                                      ===========     ===========











ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

SCHEDULE XI - PROPRIETARY CAPITAL


                                           NUMBER OF   PAR OR STATED  OUTSTANDING      CLOSE OF
                                            SHARES         VALUE       NUMBER OF        PERIOD
 ACCT. CLASS OF STOCK                     AUTHORIZED     PER SHARE      SHARES       TOTAL AMOUNT
--------------------------------------------------------------------------------------------------
  201  COMMON STOCK                             100              1        100                100
--------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Classify amounts in each account with brief explanations, disclosing the general nature of transactions which give rise to the
                reported amounts.

       DESCRIPTION                                                                     AMOUNT
--------------------------------------------------------------------------------------------------
  211  Miscellaneous paid-in-capital                                                   4,000,000

211.84 Currency Translation Adjustment                                                      (820)

  215  Appropriated Retained Earnings                                                          0
                                                                                      ------------
       TOTAL                                                                           3,999,180
                                                                                      ============

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining for servicing nonassociates per the General
                Instructions of the Uniforn Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                          BALANCE AT     NET INCOME                    BALANCE AT
                                           BEGINNING         OR        DIVIDENDS         CLOSE
       DESCRIPTION                          OF YEAR         LOSS          PAID          OF YEAR
--------------------------------------------------------------------------------------------------
  216  Unappropriated Retained Earnings    (195,727)       308,284          0            112,557
                                        ----------------------------------------------------------
       TOTAL                               (195,727)       308,284          0            112,557
                                        ==========================================================






ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

For the Year Ended December 31, 1997

  SCHEDULE XII

 LONG-TERM DEBT


INSTRUCTIONS    Advances from associate companies should be reported separately for advances in notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  for Account 224 - - Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

--------------------------------------------------  ----------  ----------  ---------  ----------  ----------
                                                                BALANCE                             BALANCE
                TERMS OF OBLIG.   DATE                             AT                                 AT
    NAME OF     CLASS & SERIES    OF      INTEREST    AMOUNT    BEGINNING              DEDUCTIONS    CLOSE
    CREDITOR     OF OBLIGATION  MATURITY    RATE    AUTHORIZED   OF YEAR    ADDITIONS     (1)       OF YEAR
--------------------------------------------------  ----------  ----------  ---------  ----------  ----------

ACCOUNT 223 -                                       $           $            $         $            $
 ADVANCES FROM
   ASSOCIATE
   COMPANIES:

ACCOUNT 224 -
 OTHER LONG-
   TERM DEBT:

Arizona Public  1996 Secured
Service         Notes          12/31/2000   7.03%     250,000     250,000          0           0      250,000

                                                   ----------  ----------  ---------  ----------   ----------
                                                    $ 250,000   $ 250,000   $      0   $       0    $ 250,000
                                                   ==========  ==========  =========  ==========   ==========

(1)  GIVE AN EXPLANATION OF DEDUCTIONS:








ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

SCHEDULE XIII - CURRENT ACCRUED LIABILITIES


INSTRUCTIONS:   Provide balance of notes and accounts payable to each
                associate company.  Give descriptions and amount of
                miscellaneous current and accrued liabilities.  Items
                less than $10,000 may be grouped, showing the number
                of items in each group.

                                               BALANCE AT           BALANCE AT
                                               BEGINNING              CLOSE
DESCRIPTION                                     OF YEAR              OF YEAR
---------------------------------------------  -------------------  ----------
Account
-------

233    NOTES PAYABLE TO ASSOCIATE COS.         $   475,000          $  600,000
                                               -----------          ----------
TOTAL                                          $   475,000          $  600,000
                                               ===========          ==========


234    ACCOUNTS PAYABLE TO ASSOCIATE COS.
       Northeast Utilities Service Company     $    35,699          $   27,188
                                               -----------          ----------
TOTAL                                          $    35,699          $   27,188
                                               ===========          ==========


241    TAX COLLECTIONS PAYABLE                 $    34,860          $    9,227
                                               -----------          ----------
TOTAL                                          $    34,860          $    9,227
                                               ===========          ==========

242    MISCELLANEOUS CURRENT AND
       ACCRUED VENDOR LIABILITIES
       Accrued Audit Fee                         $  32,820          $   43,119
       Accrued Commissions                          10,639                   0
       Accrued Incentive Expense                   234,326             172,726
       Accrued Accounts Payable                     15,020                   0
       Accrued Lighting Maintenance                 28,068              32,832
       Reserve for energy savings guarantee        104,000             104,000
       Deferred Compensation                        97,205             149,105
       Accrued West Virginia Legal Credit           15,000              12,500
       Subcontractors Advances                     744,356                   0
       Miscellaneous (5 Items)                      20,678              24,387
                                               -----------          ----------
TOTAL                                          $ 1,302,112          $  538,669
                                               ===========          ==========



                            ANNUAL REPORT OF HEC INC.
                                AND SUBSIDIARIES

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:     THE SPACE BELOW IS PROVIDED FOR IMPORTANT NOTES REGARDING THE
                 FINANCIAL STATEMENTS OR ANY ACCOUNT THEREOF. FURNISH PARTICULARS AS TO ANY SIGNIFICANT CONTINGENT ASSETS OR LIABILITIES EXISTING AT THE END OF THE YEAR. NOTES RELATING TO FINANCIAL STATEMENTS SHOWN ELSEWHERE IN THIS REPORT MAY BE INDICATED HERE BY REFERENCE.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     (A) GENERAL

     HEC INC. (THE "COMPANY"), A WHOLLY-OWNED SUBSIDIARY OF NORTHEAST UTILITIES ("NU"), PROVIDES DESIGN AND ENERGY SERVICES FOR ENGINEERING AND INSTALLATION OF ENERGY EFFICIENT EQUIPMENT. THE CONSOLIDATED STATEMENTS OF THE COMPANY INCLUDE THE ACCOUNTS OF SOUTHWEST HEC ENERGY SERVICES L.L.C., OWNED 99% BY HEC AND TWO WHOLLY-OWNED SUBSIDIARIES, HEC ENERGY CONSULTING CANADA INC. AND HEC INTERNATIONAL CORPORATION. SIGNIFICANT INTERCOMPANY TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

     (B) REVENUE RECOGNITION

     REVENUES INCLUDE AMOUNTS EARNED UNDER CONTRACTS FOR THE DESIGN AND INSTALLATION OF ENERGY SYSTEMS AND THE REALIZATION OF ENERGY SAVINGS. CERTAIN REVENUES ARE RECOGNIZED BY THE PERCENTAGE-OF-COMPLETION METHOD AS WORK PROGRESSES FOR CONTRACTS IN PROCESS. OTHER REVENUES ARE RECOGNIZED AS SAVINGS ARE REALIZED BY CUSTOMERS. LOSSES ON CONTRACTS ARE FULLY RECOGNIZED IN THE PERIOD THEY BECOME ESTIMABLE. PARTICIPATION IN ENERGY SAVINGS FOR CERTAIN FIXED PERIODS SUBSEQUENT TO RECOVERY OF INSTALLED COST OF ENERGY SYSTEMS ARE RECOGNIZED IN THE PERIODS SUCH SAVINGS ARE ACHIEVED.

     (C)  DEPRECIATION

     DEPRECIATION AND AMORTIZATION ARE PROVIDED USING STRAIGHT-LINE METHODS OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.



     (D)  ORGANIZATION COSTS

     COSTS INCURRED TO ORGANIZE THE COMPANY AND ITS SUBSIDIARIES ARE CAPITALIZED AND AMORTIZED USING THE STRAIGHT LINE METHOD OVER A FIVE YEAR PERIOD. THE AMORTIZATION PERIODS BEGAN ON JULY 1, 1990 FOR THE COMPANY AND ON NOVEMBER 1, 1994 FOR HEC INTERNATIONAL CORPORATION AND HEC ENERGY CONSULTING CANADA, INC. AND ON JANUARY 1, 1996 FOR SOUTHWEST HEC ENERGY SERVICES LLC.

(2)  SHORT-TERM DEBT

     THE COMPANY IS A PARTICIPANT IN THE NORTHEAST UTILITIES SYSTEM MONEY POOL
     (POOL). AS A LIMITED PARTICIPANT, HEC IS LIMITED TO BORROWING FUNDS PROVIDED BY NU PARENT. THE POOL PROVIDES A MORE EFFICIENT USE OF THE CASH RESOURCES OF THE SYSTEM, AND REDUCES OUTSIDE SHORT-TERM BORROWINGS. NORTHEAST UTILITIES SERVICE COMPANY (A WHOLLY-OWNED SUBSIDIARY OF NU) ADMINISTERS THE POOL AS AGENT FOR THE MEMBER COMPANIES. BORROWING BASED ON LOANS FROM NU PARENT BEAR INTEREST AT NU PARENT'S COST AND MUST BE REPAID BASED UPON THE TERMS OF NU PARENT'S ORIGINAL BORROWING. AT DECEMBER 31, 1997 AND 1996, HEC HAD APPROXIMATELY $600,000 AND $475,000 IN BORROWINGS AT
     5.5 AND 6.3 PERCENT RESPECTIVELY, FROM THE POOL.

(3) LONG-TERM DEBT
     SOUTHWEST HEC ENTERED INTO A VARIABLE DEBT AGREEMENT WITH ARIZONA PUBLIC SERVICE ("APS") ON DECEMBER 7, 1995. THE NOTE REQUIRES AN INITIAL LOAN OF $100,000 WITH ADDITIONAL ADVANCES TO SOUTHWEST HEC OF $50,000 QUARTERLY, BEGINNING APRIL 1, 1996, UNTIL A MAXIMUM BALANCE OF $250,000 IS REACHED. ON OCTOBER 1, 1996, THE MAXIMUM WAS REACHED. THE INTEREST RATE IS SET ANNUALLY BASED ON THE LONG-TERM INTEREST RATE APS REPORTS ON ITS FERC FORM
     1. THE 1997 INTEREST FOR THE NOTES WAS 7.03%. APS HAS A TEN YEAR OPTION TO CONVERT THE NOTE INTO A 50% OWNERSHIP INTEREST IN SOUTHWEST HEC.

(4)  DEFINED CONTRIBUTION PLAN

     THE COMPANY PARTICIPATES IN NU'S 401(K) PLAN WHICH COVERS SUBSTANTIALLY ALL EMPLOYEES. ELIGIBLE EMPLOYEES MAY CONTRIBUTE UP TO 16% OF THEIR COMPENSATION TO THE PLAN, AND THE COMPANY WILL CONTRIBUTE UP TO 3% OF EACH EMPLOYEE'S COMPENSATION. EMPLOYEES BECOME VESTED IN CONTRIBUTIONS BY SPECIFIED PERCENTAGES OVER A FIVE YEAR PERIOD.

(5)  LEASES

     THE COMPANY HAS CERTAIN OPERATING LEASES FOR OFFICES AND EQUIPMENT EXPIRING AT VARIOUS DATES THROUGH 1999. DURING 1997 AND 1996, HEC CHARGED APPROXIMATELY $307,000 AND $274,000, RESPECTIVELY, IN OPERATING LEASE RENTAL PAYMENTS TO OPERATING EXPENSE. FUTURE MINIMUM RENTALS PAYABLE FOR OPERATING LEASES ARE AS FOLLOWS:

                    1998                  320,488
                    1999                  228,388

                    TOTAL                $548,876



ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997 and 1996


SCHEDULE XV - STATEMENT OF INCOME


                                                         YEAR ENDED   YEAR ENDED
                                                         DECEMBER 31  DECEMBER 31
ACCOUNT  DESCRIPTION                                        1997         1996
-------------------------------------------------------  ------------------------
         INCOME
457      Services rendered to Associate Companies      $  2,969,691 $  1,904,520
458      Services rendered to Nonassociate Companies     34,822,403   42,111,293
421      Miscellaneous Income/(Loss)                        149,192      240,312
                                                         -----------  -----------
            TOTAL INCOME                                 37,941,286   44,256,125
                                                         ===========  ===========
         EXPENSE
904      Reserve for Uncollectible Accounts                  13,000       38,500
920      Salaries and Wages                               3,815,597    3,540,767
921      Office Supplies and Expense                      3,697,628    6,465,966
922      Administrative Expense transferred-credit                0            0
923      Outside Services Employed                       28,196,373   31,887,030
924      Property Insurance                                  28,247       35,113
925      Injuries and Damages                               117,832      116,684
926      Employee Pensions and Benefits                     290,377      341,054
928      Regulatory Commission Expense
930.1    General Advertising Expense                          6,177        2,985
930.2    Miscellaneous General Expense                       79,335       52,516
931      Rents                                              345,845      298,111
935      Maintenance of Structures and Equipment             39,825       31,067
403      Depreciation and Amortization Expense              437,576      415,530
404      Amortization - Organization Costs                    3,110        3,142
408      Taxes other than Income Taxes                      327,317      282,417
409      Income Taxes                                       188,865      245,039
410      Provision for Deferred Income Taxes                 10,973       11,590
411      Provision for Deferred Income Taxes-Credit               0        2,389
411.5    Investment Tax Credit                                    0            0
426.1    Donations                                                0            0
426.5    Other Deductions                                         0            0
427      Interest on Long-term Debt                               0            0
428      Amortize Debt Expenses                                   0            0
430      Interest on Debt to Associate Companies             17,105       55,022
431      Other Interest Expense                              17,820       13,634
                                                         -----------  -----------
            TOTAL EXPENSE                                37,633,002   43,838,556
                                                         -----------  -----------
         NET INCOME/(LOSS)                             $    308,284 $    417,569
                                                         ===========  ===========



ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
  ACCOUNT 458


                                           EXCESS
                                             OR        TOTAL
                                         DEFICIENCY    AMOUNT
DESCRIPTION                TOTAL COST      458-4       BILLED
---------------------------------------------------- -----------
ENERGY MANAGEMENT SERVICES                          $32,663,414
DEMAND SIDE MANAGEMENT SERVICES                          69,645
CONSULTING SERVICES                                   2,089,344
                                                     -----------
                         TOTAL                      $34,822,403
                                                     ===========


INSTRUCTIONS:   Provide a brief description of the services
                rendered to each nonassociate company.

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other engineering and design services.








ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

DEPARTMENTAL ANALYSIS OF SALARIES
   ACCOUNT 920


NAME OF DEPARTEMENT OR                     SALARY         NUMBER OF
SERVICE FUNCTION                           EXPENSE        PERSONNEL
------------------------------------------ ---------------------------
ADMINISTRATION                            $    954,155             11

ENGINEERING                                  2,104,147             50

MARKETING                                      757,295              8
                                           ------------   ------------
TOTAL                                     $  3,815,597             69
                                           ============   ============











ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES
For Twelve Months Ended December 31, 1997
OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

      From Whom          "A"-Associate                 Description
      Purchased         "NA"-Nonassociate  Amount      of Services
---------------------------------------- -----------------------------
SUBCONTRACTOR SERVICES
Ahlstrom Schaeffer             NA           164,336 Electrical Contractor
Adams Plumbing & Heating       NA           628,237 Mechancial Contractor
Bain Heating & Piping          NA           183,584 Boiler Replacement Work
CDE Air Conditioning           NA           299,037 Electrical Contractor
B&G                            NA         1,028,938 Electrical/Lighting Contractor
Candela Systems                NA           143,287 Electrical Contractor
Carrier Corp                   NA           102,697 Mechancial Contractor
CVM Electric                   NA         1,339,277 Electrical Contractor
Delphi Mechancial              NA         2,013,950 Mechanical Contractor
Cedar Lake Electrical          NA           148,750 Electrical Contractor
Certified Asbestos             NA           101,257 EMS Contractor
CRK Contracting                NA           445,121 Mechanical Contractor
Energy Design Corp             NA           220,252 EMS Contractor
Fresh Meadow Mechanical        NA         1,147,852 Mechanical Contractor
Hi-Amp                         NA           190,642 Electrical Contractor
Honeywell Incorporated         NA           870,143 EMS Contractor
Johnson Controls               NA         1,135,589 EMS Contractor
Landis &Staefa, Inc            NA         1,157,769 EMS Contractor
Longo Industries               NA         1,091,518 Mechanical Construction
Lowe Electric                  NA           104,647 Electrical Contractor
Morales Electric               NA           469,306 Electrical Contractor
O'Connell Electric             NA           320,382 Electrical Contractor
Modern Tech Electric           NA           368,545 Electrical/Lighting
Mytech Corporation             NA           170,345 EMS Contractor
Rolands                        NA         1,290,879 Electrical Contractor
Temperature System             NA           110,631 Supply and Install Motors
T.M Bier and Associates        NA           685,572 Mechanical Contractor
Vanderlinde Electric           NA           102,937 Lighting Installations
Watson Electric                NA           102,092 Lighting Installations
Windsor Electric               NA           350,324 Lighting Retrofit Installations
Western Allied Corp            NA           327,304 Mechanical Contractor
York International             NA         1,069,741 Mechanical Contractor
Fifty Vendors                  NA           671,638
                                         -----------
TOTAL SUBCONTRACTORS                    $18,556,579
                                         -----------




SUBCONTRACTOR SUPPLIERS

Advance Energy & Lightin       NA           124,893 Building Fixture Supplier
Baldwin-Hall                   NA           258,510 Lighting Supplier
Ligon Electrical               NA           278,878 Lighting Supplier
Graybar Electric               NA           318,183 Electrical Supplier
Kovalsky & Carr Electric       NA           152,048 Electrical Supplier
Kelly & Hayes                  NA         2,891,244 Electrical/Lighting Supplier
Bulb Man                       NA         2,313,994 Lighting Supplier
Sensorswitch                   NA           634,459 Lighting Supplier

TOTAL SUBCONTRACTOR SUPPLIERS           $ 6,972,209

CONSULTING SERVICES
EEM                            NA         2,233,686 Engineering/Construction Mgment
Eighty Five Vendors            NA           347,115
                                         -----------
TOTAL CONSULTING SERVICES               $ 2,580,801
                                         -----------
LEGAL SERVICES
Three Vendors                  NA       $    24,521
                                         -----------
AUDITING SERVICES
Arthur Andersen                NA       $    26,889
                                         -----------
MARKETING AGENTS & CONSULTANTS
Six Vendors                    NA       $    13,563
                                         -----------
OTHER PROFESSIONAL SERVICES
Three Vendors                  NA       $    21,811
                                         -----------
TOTAL                                   $28,196,373
                                         ===========









ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account 930,
              "Miscellaneous General Expense," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C Section
              441(b)(2) shall be separately classified.


DESCRIPTION                                                      AMOUNT
-----------------------------------------------------------  --------------
Utilities                                                  $        12,573
Miscellaneous                                                       41,005
Recruiting                                                          25,757
                                                             --------------
TOTAL                                                      $        79,335
                                                             ==============









ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

      RENTS
   ACCOUNT 931



INSTRUCTIONS:     Provide a listing of the amount included in Account 931
                  "Rents," classifying such expenses by major groupings of
                  property, as defined in the account definition of the
                  Uniform System of Accounts.


DESCRIPTION                                                AMOUNT
-----------------------------------------------------  --------------
Office Space                                         $       307,265
Equipment Rental                                              38,580
                                                       --------------
TOTAL                                                $       345,845
                                                       ==============









ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1997

TAXES OTHER THAN INCOME TAXES
   ACCOUNT 408



INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other than Income
                  Taxes.  Separate the analysis into two groups: (1) other than
                  U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
                  Provide a subtotal for each class of tax.


KIND OF TAX                                                               AMOUNT
                                                                        ----------
1) Other than U.S. Government taxes
    City & County Taxes                                                $    6,295
    State Franchise Taxes                                                   2,309
    State Unemployment Taxes                                               44,962
                                                                        ----------
                  Subtotal                                             $   53,566
                                                                        ----------


2)U.S. Government taxes
    Employer's FICA Tax                                                $  268,670
    Federal Unemployment Taxes                                              5,081
                                                                        ----------
                  Subtotal                                             $  273,751
                                                                        ----------

                                          TOTAL                        $  327,317
                                                                        ==========






                         ANNUAL REPORT OF HEC INC AND SUBSIDIARIES

                           For the Year Ended December 31, 1997

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





See Notes to Financial Statements on pages 13 through 14.





                 ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES
                ORGANIZATION CHART (AS OF DECEMBER 31, 1997)


President - Thomas W. Philbin, Ph.D.

    - Vice President - Operations  -  James B. Redden, P.E.

    - Vice President - Customer Service  -  H. Donald Burbank, P.E.

    - Vice President -  David S. Dayton

    - Vice President - Finance, Treasurer, and Clerk -  Linda A. Jensen






         ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

                      SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                                   HEC INC. AND SUBSIDIARIES
                                   -----------------------------
                                    (Name of Reporting Company)




                               By: /s/ Linda Jensen
                                   -----------------------------
                                    (Signature of Signing Officer)




                                   Linda Jensen, Vice President-
                                    Finance, Treasurer and Clerk
                                   -----------------------------
                                   (Printed Name and Title of
                                     Signing Officer)


                                   Date: April 23, 1998
                                   -----------------------------